Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

	Name of Entity	Jurisdiction of Incorporation
	Bertucci’s, Inc.		Massachusetts
	Vinny T’s Acquisition Corporation		Delaware
	BUCA Restaurants 3, Inc.	1	Minnesota
	Bertucci’s Restaurant Corp.	2	Massachusetts
	Bertucci’s Franchise Corp.		Delaware
	Bertucci’s of Anne Arundel County, Inc.	3	Maryland
	Bertucci’s of Columbia, Inc.	3	Maryland
	Bertucci’s of Baltimore County, Inc.	3	Maryland
	Bertucci’s of Bel Air, Inc.	3	Maryland
	Bertucci’s of White Marsh, Inc.	3	Maryland
	Bertucci’s of Montgomery County, Inc.	3	Maryland
	Bertucci’s of Cherry Hill LLC		New Jersey
	Dedham K&L, Inc.	4	Massachusetts

1	Subsidiary of Vinny T’s Acquisition Corporation
2	Subsidiary of Bertucci’s, Inc.
3	Subsidiary of Bertucci’s Restaurant Corp.
4	Subsidiary of BUCA Restaurants 3, Inc.